UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CoLucid Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T 101

(CUSIP Number)

Bjarne Graven Larsen

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 19716T 101

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,056,563
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,056,563
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,056,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 20.2% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 15,138,989 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on May 6, 2015.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CoLucid Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 15 New England Executive Park, Burlington, Massachusetts 01803.

Item 2.	Identity and Background

(a)	The name of the reporting person is Novo A/S, a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

The name of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)	Novo A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies, and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 12, 2015, Novo A/S acquired 71,492,149 shares of Series C Preferred Stock (hereinafter, the “Preferred Stock”) at a purchase price of $0.20981325 per share for an aggregate purchase price of $15.0 million in a private placement. Effective as of April 17, 2015, the Issuer effected a 1-for-40.7 reverse split of its capital stock resulting in 1,756,563 post-split shares held by Novo A/S.

The purchase price of the Preferred Stock paid by Novo A/S came from its working capital.

On May 11, 2015, the closing date of the Issuer’s initial public offering:

(i)	the Preferred Stock automatically converted on a one-for-one basis for no additional consideration into 1,756,563 shares (the “Converted Shares”) of Common Stock of the Issuer; and

(ii)	Novo A/S purchased 1,300,000 additional shares of the Issuer’s Common Stock from the underwriters pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the offering (the “Underwriters”), resulting in a total of 3,056,563 shares of Common Stock held by Novo A/S. The purchase price per share of the additional shares was $10.00 for an aggregate purchase price of $13.0 million. The purchase price paid by Novo A/S came from its working capital.

Item 4.	Purpose of Transaction

The acquisitions of Issuer securities made by Novo A/S, as described in this Schedule 13D, were for investment purposes. Novo A/S intends to review its investments in the Issuer on a continuing basis and any actions Novo A/S might undertake will be dependent upon its review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Novo A/S may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Other than as described herein, Novo A/S currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Novo A/S may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) Novo A/S beneficially owns 3,056,563 shares (the “Novo Shares”) of the Issuer’s Common Stock representing approximately 20.2% of the Issuer’s outstanding Common Stock, based upon 15,138,989 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on May 6, 2015.

(b) Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Martin Edwards, a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Dr. Edwards is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the Novo Shares. Except as described in this Schedule 13D, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c) Except as set forth in Item 3 of this Schedule 13D, Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of the Novo A/S and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

The Issuer, Novo A/S and certain other holders of the Issuer’s securities are party to that certain Second Amended and Restated Investors’ Rights Agreement, dated January 12, 2015 (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement grants to Novo A/S and the other holders party thereto certain rights that include demand registration rights, piggyback registration rights and Form S-3 registration rights as more fully described in such agreement.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, Novo A/S entered into a letter agreement (the “Lock-Up Agreement”) with the Issuer and the Underwriters, pursuant to which Novo A/S agreed that, during the “Lock-Up Period” as defined below and subject to certain exceptions specified in the Lock-Up Agreement, Novo A/S will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned or any securities convertible into or exercisable or exchangeable for Common Stock; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock; or (3) publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of Common Stock. In addition, Novo A/S has agreed in the Lock-Up Agreement that, without the prior written consent of the Underwriters, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of the Issuer’s capital stock. The “Lock-Up Period” is defined in the Lock-Up Agreement as the period ending 180 days after the date of the final prospectus used to sell Common Stock in the Issuer’s initial public offering. The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

The descriptions contained in this Statement on Schedule 13D of the Investors’ Rights Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except for the Investors’ Rights Agreement and the Lock-Up Agreement, neither Novo A/S, the Foundation, nor any person named in Schedule I has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A –Amended and Restated Investor Rights Agreement dated as of January 12, 2015 (incorporated by reference to Exhibit 4.2 of Form S-1 Registration Statement of CoLucid Pharmaceuticals, Inc., filed March 30, 2015 (File No. 333-203100)).

Exhibit B – Form of Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 12, 2015	Novo A/S

/s/ Bjarne Graven Larsen
		By:	Bjarne Graven Larsen
		Its:	Chief Financial Officer

Signature Page to Schedule 13D

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst, Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Eivind Drachmann Kolding Chief Executive Officer	Skovvangen 18 2920 Charlottenlund Denmark	Chief Executive Officer Novo A/S	Denmark

Bjarne Graven Larsen Chief Financial Officer	Tuborg Havnevej 19 2900 Hellerup Denmark	Chief Financial Officer Novo A/S	Denmark

Søren Carlsen Managing Partner – Ventures, Seeds	Grondalsvænge 3b 3460 Birkerød Denmark	Managing Partner - Ventures, Seeds Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Professor	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine, Lund University Lund, Sweden	Sweden

Karsten Dybvad Chief Executive Officer	Carl Baggers Alle 15 2920 Charlottenlund Denmark	Director General and Chief Executive Officer DI (Confederation of Danish Industry)	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Karen Lauberg Lauritsen Director	Furesø Parkvej 53 2830 Virum Denmark	IT Architecture Specialist Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark